SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 23, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

This Report contains a copy of the following:
(1) The Press Release issued on October 23, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 23 October
John Hele to leave ING as of 31 March 2009
John Hele, Chief Financial Officer, will leave ING as of 31 March 2009. He has decided to relocate to the United States for family reasons and pursue his career outside ING.
John Hele will remain as member of the Executive Board and Chief Financial Officer of ING Group until the end of March 2009 in order to complete the annual accounts and filings for the financial year 2008.
Starting 1 April 2009 John Hele will join Arch Capital Group Ltd as Executive Vice-President and Chief Financial Officer. Arch Capital Group Ltd writes property & casualty insurance and reinsurance on a worldwide basis and is listed on the Nasdaq in New York.
John Hele joined ING Group in 2003 as Chief Insurance Risk Officer and was appointed as member of the Executive Board and Chief Financial Officer per 24 April 2007.
Michel Tilmant, Chairman of the Executive Board of ING Group, said: “Although I regret that John Hele will be leaving ING in 2009, I respect his decision to pursue his career outside ING in the United States for family reasons. John is of great value in managing ING’s financials in these turbulent times. He is a highly respected professional as evidenced by his commitment to stay on until completion of the 2008 annual accounts.”
Press enquiries
Peter Jong
ING
+31 20 5415457
peter.jong@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: October 23, 2008